FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

# PLANE DEAL

The *Plane Talk* weekly merger update

AUGUST 12, 2005



Save the Date!
Tuesday, Aug. 23
All AWA and US Airways employees are invited to meet the new aircraft in one of five cities:
PHL 7 a.m.
PIT 9:30 a.m.
CLT 12:30 p.m.
LAS 3:45 p.m.
PHX 6:30 p.m.
*All times are local times. Specific locations to be announced.
Specific working crew have been selected to be on the plane. All employees are invited to join the party on the ground.

## New US Airways Ticker Symbol: LCC

This week in a Securities and Exchange (SEC) filing, America West and US Airways announced that the combined company's New York Stock Exchange (NYSE) symbol will be LCC, a tribute to our merged company's status as the world's largest low-cost carrier. Of course the first question this poses is…what the heck??? It also poses questions like:

**AWA ▲ + USAIRQ ▲ = LCC ▲**

- Who will ever find our ticker? *(Don't worry, investors who want to invest in the new airline's stock will be able to find it quite easily by pulling a company name search.)*
- Don't they realize that moniker doesn't mean squat outside the industry?! *(If we do our jobs right, it will have a lot of meaning inside and outside of the industry.)*

*continued on page 2*

TABLE OF CONTENTS

New Credit Card Partner. . . Page 2

Recent FAQs . . . . . . . . . . . . Page 3

Court's POR Decision . . . . .Page 4

Notable Quotes. . . . . . . . . .Page 4

## RESOURCES

| | |
|---|---|
| **awaCompass.com** | AWA employee Web site |
| **CEO Weekly Hotline** | (888) 292-5087 and (480) 693-4487 |
| **Merger Voicemail Hotline** | (866) 766-4682 and (480) 693-1330 |
| ***Plane Talk*** | Monthly newsletter mailed to homes |
| ***Plane Deal*** | Weekly newsletter distributed at work |
| **Managers and Supervisors** | They're there to answer your questions |
| **E-mail** | merger@americawest.com |
| **Employee Assistance Program** | (800) 837-4292 or www.holmangroup.com |

August 12, 2005 An America West Employee Publication Plane Deal Issue Thirteen

P L A N E D E A L

# Juniper Bank Named New Credit Card Partner for Merged Airline

Juniper Bank, a member of the Barclays Group, was named as the credit card partner for the new US Airways card, meaning they'll introduce a co-branded credit card for the merged company. The agreement includes a signing bonus (pending the merger's close) of $130 million, as well as a $325 million pre-purchase of air miles.

Barclays is a UK-based financial services group, with a very large international presence in Europe, the US, Africa and Asia. It is engaged primarily in banking, investment banking and investment management. Barclays is one of the top ten largest banks in the world. Juniper has more than one million customers and is the 18th largest credit card provider in the US.

Juniper will begin marketing the credit card in January 2006, offering cardholders a chance to earn miles in the combined airline's frequent flyer program, similar to America West's current FlightFund offering through Bank of America, which expires at the end of the year. Juniper provides co-branded credit cards and credit card services to about 40 organizations including AirTran Airways, Carnival Cruise Lines, Frontier Airlines, and Orbitz.

**Find more details in an employee FAQ posted on www.awaCompass.com.**

Current cardholders, including employee cardholders, can expect to receive more information in the mail regarding the transition from Bank of America's FlightFund card to the new affinity card. That information will come following the merger's close.

CEO Doug Parker said, "Our new partnership with Juniper represents great business for both of our companies. The additional funds they've committed supports our merged airline, plus our combined customer base will be introduced to Juniper's quality product, while continuing to earn miles quickly and use those miles to access destinations around the globe."

# New US Airways Ticker Symbol: LCC

AWA ▲ + USAIRQ ▲ = LCC ▲

*(continued from page 1)*

**Foundation for America West's Success**

The low cost strategy has been the foundation for America West's survival and success, not only in a post 9/11 world but even prior to those events. We have worked extremely hard to build a business model that is less complex and more customer-friendly, including simplifying our fare structure in 2002. We have done more with less and we've focused on increased productivity. Those are all positive associations of being an LCC.

**LCC Does Not Equate to Cheap**

It is important to remember that LCC does not mean cheap. On the contrary, although it certainly pertains to how we fund internal capital projects and what kind of returns we need from those projects, it has more to do with being nimble, quick decision-makers who can adapt in a rapidly changing marketplace. In short, LCC is hip. *(Hey, why didn't we go with HIP for the new airline's ticker?)*

LCC sets the standard for what we know we must be in order to succeed. We operate in a commodity industry (meaning customers buy the price and the schedule, and then look at the brand). However, that must be balanced with the fact that we are a service provider. It is our challenge to identify the elements that provide value to our customers' experience while providing the best price possible.

**Taking Bold Steps**

Some may think we should have gone the standard (boring) route of choosing a less edgy ticker symbol while others may think LCC is just goofy. But all will agree selecting something out of the ordinary is a bold statement of how the new US Airways will operate. After all, some believe taking on this merger in the first place is a bold step. Going out into the marketplace to raise money for the merged airline is also bold. Why shouldn't our ticker symbol reflect something different as well?

Choosing LCC says we are serious about making the new US Airways successful. It serves to remind us that in order to achieve that success, operating as a low cost carrier must be our blueprint. The new ticker reflects the uniqueness of our team and of our new airline. If we do our jobs right, LCC will become synonymous with the new US Airways and it will set the standard for the way we, and likely others, do business.

***"Choosing LCC serves to remind us that in order to achieve that success, operating as a low cost carrier must be our blueprint."***

PLANE DEAL 2

P L A N E  D E A L

# FAQs From YOU

**The channels of communication are open and employees are using them to ask good questions. Here are some recently submitted questions:**

*Q: In the news, Union letters and on Web chat rooms I keep hearing that US Airways is the surviving company in this merger. Can you please set the record straight?*

A: This is an important point to clarify for all employees. Contrary to some reports, the transaction between America West Airlines and US Airways is a merger, not an acquisition or a take-over. That confusion may be due to the name selection, but US Airways was selected simply because it is a more widely recognized brand on the East Coast and in Europe.

*Q: After this merger is complete are you going to have more coast-to-coast flights like from Los Angeles to JFK and Boston, or San Francisco to JFK, Boston and DC? All of the flights between Los Angeles to the East Coast are really full and I don't understand why they are ending, especially since America West's costs are cheaper than the current legacy carriers who dominate those routes.*

A: Even though America West has lower costs than legacy carriers, coast-to-coast flying hasn't been very profitable for us. So we have pulled out of the trans-continental (or "transcon") markets to focus on better route opportunities for America West. Remember: high loads don't always translate to profitable flights; to be successful, a route needs to generate a positive yield, which is indicative of the fare paid. If we're forced to match competitors' low fares, for example, it may be difficult to make a profit in a certain market – now matter how full the passenger load.

In terms of what happens after the merger, we haven't made any decisions regarding what the final route map will look like for the combined carrier. US Airways currently flies from Charlotte to the West Coast, meaning we'll see some transcon travel, but we're still not sure what the future will hold for coast-to-coast, non-stop flights.

*Q: After this merger (or before) do you plan on adding more flights out of Las Vegas and/or Phoenix to cities that US Airways flies to like Little Rock, Tulsa, Louisville, Jacksonville, Buffalo, Manchester, Providence, Norfolk, Charleston, WV, Charleston, SC, Dayton, etc.?*

A: Before the merger, we do not have any plans to put more America West flights into cities that US Airways serves. When the merger closes, we'll move quickly to right-size the operation, meaning we'll put aircraft in areas where we think we can maximize revenue as a combined airline. We are still identifying the best possibilities for the company in the long run.

*Q: Will the new livery include a new look and refurbishing the interiors?*

A: As we announced today, the livery for the new US Airways will have a new look. The official unveiling of the livery takes place on Tuesday, Aug. 23 at five different stations. Visit www.awaCompass.com for event details. As for the interiors, we're always looking at ways to keep the inside of our planes in good condition for customers.

Refurbishing every aircraft would come at a tremendous expense. We'll have to evaluate the status of the combined fleet's interiors to get a better gauge of their conditions. From there we'll be able to make a better decision regarding refurbishing aircraft interiors. Once decisions are made, we'll be sure to let employees know.

## AWA News Delivered To You!

Don't forget that you can now get Employee Communications, HP Today, Plane Deal and Plane Talk delivered to your home e-mail account simply by opting-in on www.awaCompass.com (COMMUNICATION>>Opt-In).

Stay on top of all the latest news by opting-in today!



Photos from the LAS town halls on Aug. 9.



PLANE DEAL 3

PLANE DEAL Bankruptcy Court Clears Airways’ Following is legal language, which we’re required to print on each internal and Plan of Reorganization (POR) external publication related to the merger. FORWARD-LOOKING STATEMENTS Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These On Tuesday, Airways was given authorization by the U.S. Bankruptcy Court to solicit votes forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and from its creditors in favor of its Plan of Reorganization (POR), one of the final steps to similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial emerge from bankruptcy. Judge Stephen S. Mitchell scheduled a hearing on confirmation performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America of the POR for Sept. 15, 2005. West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause Bruce Lakefield, US Airways president and chief executive officer, said in a statement, the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, “Today’s decision by the court approving our business plan was critical to our efforts to whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current emerge from Chapter 11 and complete our merger with America West Airlines. is is one soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. of many important steps we have taken to create the financial stability we need to become 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; a stronger competitor in the marketplace.” the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical Question to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above Quirky At the end of an interview with Doug, of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking state-a reporter actually tried to slip this one by... ment to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional fac-“So...what is the one thing you can tell me tors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/ameri-that you don’t want me to know?” cawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227. Scott Kirby, evp, sales This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, and marketing, presents solicitation or sale would be unlawful prior to registration or qualification under the securi-15 ties laws of any such jurisdiction. No offering of securities shall be made except by m eans of Captain Doug Dotter, P1371, a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION with his 15-year pin at the America West, US Airways Group and their respective executive officers and directors may be Years deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and Town Hall in LAS on Aug. 9. directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction. PLANE DEAL NotableQuotes AUGUST 12, 2005 ISSUE THIRTEEN Plane Deal is a weekly publication created by “If there’s good news, it’s that high fuel “ e biggest issue we’re going to face is the Corporate Communications to keep employees informed during the merger process. costs happened to come when airlines were cultural integration of the two companies... pointing all the needles in the right direction it shouldn’t be the hard part, but it is.” E d i t o r : Peggy Sailer of lower costs.” — Doug Parker, at a meeting hosted by Contact: (480) 693-3770 — Kevin P. Mitchell, chairman of the Business Philadelphia Newspapers Inc., parent of e m e r g e r @ a m e r i c a w e s t . c o m Travel Coalition Inquirer and Daily News PLANE DEAL 4

FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.